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                                  EX. 99-B.4.10

                     ING LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

This Contract is hereby endorsed to delete Section 3.13 Payment of Surrender Value and replace it with the following:

3.13. Payment of Surrender Value: Under certain emergency conditions, the Company may defer payment:

     (a)  For a period of up to 6 months (unless not allowed by state law); or

     (b)  As provided by federal law.

     In addition, the Company may pay any Fixed Account surrender requested from the Contract, Plan Account, or from any one or more Individual Accounts, with interest, in equal payments over a period not to exceed 60 months, when:

     (a) The Fixed Account value for such Contract, Plan Account or for the total of the Individual Account(s) under the Contract exceeds $250,000 on the day prior to the current surrender; and

     (b) The sum of the current Fixed Account surrender and the total of all Fixed Account surrenders from the Contract, Plan Account, or any Individual Account within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day prior to the current surrender.

     Interest, as used above will not be more than two percentage points below any rate determined prospectively by the Board of Directors for this class of Contract. In no event, will the interest rate be less than 4%.

Endorsed and made a part of this Contract on January 1, 1988 or the effective date of the Contract whichever is later.

                                         /s/ Thomas J. McInerney


                                         President
                                         ING Life Insurance and Annuity Company